Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:
Sears, Roebuck and Co. (Commission File No. 1-416)

AJL Video Talking Points

•	This morning we announced that we have signed an agreement to merge with Kmart to form a new company called Sears Holdings Corporation.

•	I wish I could have advised you ahead of time of the transaction, but laws and regulations prohibit any type of mass disclosure prior to public announcement.

•	I also wish I could be with you now, but as you will see in a minute, I am in New York where we are announcing the proposed merger to the financial community and to the media.

•	I will look to meet with you personally in the coming days to share my thoughts on this exciting step forward for our company.

•	With our announcement today, we are creating a strong and effective force in American retailing that can thrive and grow over the long term.

•	We could have remained on our own as a retailer. But given the competitive landscape and our very real need for additional store locations and scale advantages to allow us to compete, our progress would have been slow and uncertain.

•	This is an exciting new development that catapults our combined company and gives us the resources we need to grow Sears. We will be the third largest retailer in the United States, behind only Wal-Mart and Home Depot in revenue. And only Wal-Mart will have more retail outlets.

•	Together, Sears and Kmart will have more than 2,300 primary stores, and our specialty retail outlets as well. We’ll have scale and great opportunity for the growth for all of our businesses, including our home service and financial services businesses.

•	The Sears name is central as you can see to our new company. Sears associates and Sears brands represent primary assets for our combined company.

•	We now have new partners in our venture in Kmart’s employees. With the approval of the merger, we can embrace them as colleagues and support their efforts alongside ours. They have worked very hard to turn their company around and have accomplished a great deal. Together we will be a very strong competitor, with the associate talent to win in the marketplace.

•	Much work remains to be done to complete the merger. A transition team made up of people from both companies is being named to work on the details.

•	In the meantime, I ask you to stay focused on the most important job at hand – winning this holiday season. This is a critical time for us and we need your attention to be as focused as possible on supporting our stores and serving our customers.

•	We are beginning a new era for Sears – an exciting period of growth like we’ve never seen before. I hope you share my excitement.

•	I am committed to keeping you informed as we move forward. In the meantime, I thank you all for your commitment.

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In connection with the proposed transaction, Sears will be filing proxy statements and other materials with the Securities and Exchange Commission in about three weeks. Please read these materials when they are available because they contain important information. Sears and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in Sears’ proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and in the proxy statement relating to the proposed transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents at the SEC’s website at http://www.sec.gov.

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This letter contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from expected results. Risks and uncertainties include failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; competitive conditions in retail; changes in consumer confidence, tastes, preferences and spending; the availability of consumer debt; the successful execution of, and customer response to, our strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in our store locations; the possibility that we will identify new business and strategic options; the outcome of pending legal proceedings; anticipated cash flow; changes in our debt ratings and cost of funds; general economic conditions and normal business uncertainty. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available.